Ohr Pharmaceutical, Inc. 8-K

Exhibit 99.1

Ohr Pharmaceutical Reports Financial Results for the Fiscal First Quarter of 2019

Stockholder vote on the proposed merger with NeuBase Therapeutics anticipated in the second calendar quarter of 2019

NEW YORK, February 14, 2019 -- Ohr Pharmaceutical, Inc. (Nasdaq: OHRP) (the “Company” or “Ohr”) today reported financial results for the three months ended December 31, 2018.

“Since we announced the signing of a definitive agreement to merge with NeuBase Therapeutics, Inc., a privately-held biotechnology company, we have been working diligently to bring the proposed merger with NeuBase to our stockholders for a vote. We expect to hold a special stockholder meeting in the second calendar quarter of 2019," said Jason Slakter, M.D., chief executive officer of Ohr Pharmaceutical. “After reviewing various strategic alternatives for our business in 2018, we identified a merger with NeuBase as the best opportunity to generate value for our stockholders, based on their ongoing work to change the paradigm for treating rare genetic diseases with next generation, highly specific antisense oligonucleotide therapies. We look forward to working with NeuBase to create a successful company focused on bringing transformative new therapies to patients around the world suffering from rare genetic diseases.”

Proposed NeuBase Merger and NASDAQ Listing Update:

●	On January 3, 2019, Ohr announced a definitive merger agreement with NeuBase Therapeutics, Inc. (“NeuBase”)
●	The proposed merger has been approved by the board of directors of both Ohr and NeuBase
●	Ohr anticipates it will file the proxy materials for its proposed merger with NeuBase with the Securities and Exchange Commission (SEC) in the first calendar quarter of 2019
●	Ohr expects to hold a special meeting of stockholders in the second calendar quarter of 2019 to vote on the proposed merger with NeuBase
●	Ohr completed a 1-for-20 reverse stock split that was effective February 4, 2019, which Ohr believes will allow it to maintain its Nasdaq listing

Financial Results for the First Quarter of FY 2019 ended December 31, 2018:

●	For the three months ended December 31, 2018, the Company reported a net loss of approximately $0.9 million, or ($0.32) per share, compared to a net loss of approximately $4.2 million, or ($1.48) per share, in the three months ended December 31, 2017. Loss per share amounts have been retroactively adjusted for the reverse stock split effected on February 4, 2019.
●	For the three months ended December 31, 2018, total operating expenses were approximately $0.9 million, consisting of approximately $0.7 million in general and administrative expenses, approximately $0.1 million of research and development expenses, and approximately $0.2 million in depreciation and amortization. This compares to total operating expenses of $4.2 million in the three months ended December 31, 2017, comprised of approximately $1.5 million in general and administrative expenses, approximately $2.4 million in research and development expenses, and approximately $0.3 million in depreciation and amortization.
●	At December 31, 2018, the Company had cash and cash equivalents of approximately $3.1 million, compared to cash and equivalents of approximately $3.8 million at September 30, 2018.

Merger Agreement with NeuBase

On January 3, 2019, Ohr announced entering into a definitive merger agreement with NeuBase under which the stockholders of NeuBase would become the majority holders of the combined company. The proposed merger will create a public company focused on advancing NeuBase’s peptide-nucleic acid (PNA) antisense oligonucleotide (PATrOL™) technology platform for the development of therapies to address severe and currently untreatable diseases caused by genetic mutations. The proposed merger has been approved by the board of directors of both companies.

On a pro forma basis and based upon the number of shares of Ohr common stock to be issued in the merger, current Ohr stockholders will own approximately 20% of the combined company and NeuBase stockholders will own approximately 80% of the combined company, after accounting for the additional NeuBase financing transaction. The actual allocation will be subject to adjustment based on Ohr’s and NeuBase’s cash balance at the time of closing and the amount of the additional financing consummated by NeuBase at or before the closing of the proposed merger. Certain members and affiliates of the board of directors and management of Ohr and NeuBase have indicated an intent to invest in the additional NeuBase financing.

The proposed merger is subject to the approval of Ohr’s stockholders and the satisfaction or waiver of other customary conditions.

About NeuBase Therapeutics

NeuBase Therapeutics, Inc. is developing its modular peptide-nucleic acid antisense oligonucleotide (PATrOL™) platform to address genetic diseases caused by mutant proteins with a single, cohesive approach. The systemically-deliverable PATrOL therapies have the potential to improve upon current gene silencing treatments by combining the advantages of synthetic approaches with the precision of antisense technologies. NeuBase intends to use its platform to address repeat expansion disorders, with an initial focus on Huntington’s Disease and Myotonic Dystrophy, as well as other dominant genetic disorders.

Additional Information about the Proposed Merger and Where to Find It

In connection with the proposed merger, the Company intends to file relevant materials with the Securities and Exchange Commission (the “SEC”), including a registration statement on Form S-4 that will contain a joint proxy statement and prospectus. Investors and security holders of the Company and NeuBase are urged to read these materials when they become available because they will contain important information about the Company, NeuBase and the proposed merger. The joint proxy statement and prospectus, and other relevant materials (when they become available), and any other documents filed by the Company with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by the Company by directing a written request to: Ohr Pharmaceutical, Inc., 800 Third Avenue, 11th Floor, New York, NY, Attention: Corporate Secretary. Investors and security holders are urged to read the joint proxy statement and prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

The Company and its directors and executive officers and NeuBase and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of the Company in connection with the proposed merger. Information regarding the special interests of these directors and executive officers in the proposed merger will be included in the joint proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of the Company is also included in the Company’s Annual Report on Form 10-K for the year ended September 30, 2018 and the proxy statement for the Company’s 2018 Annual Meeting of Stockholders. These documents are available free of charge at the SEC web site (www.sec.gov) and from the Company, Attn: Corporate Secretary, at the address described above.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act.  These forward-looking statements include, among other things, statements regarding the structure, timing and completion of the proposed merger; the combined company's listing on Nasdaq upon the closing of the proposed merger; the financial position and cash balance of the combined company; expectations regarding ownership structure of the combined company; the future operations of the combined company and its ability to successfully initiate and complete clinical trials and achieve regulatory milestones; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; that the proposed merger will close and will enable the combined company to participate in the possible success of the combined company’s product candidates; that the product candidates have the potential to address critical unmet needs of patients with serious diseases and conditions; and the executive and board structure of the combined company.  These forward-looking statements are distinguished by use of words such as "will," "would," "anticipate," "expect," "believe," "designed," "plan," or "intend," the negative of these terms, and similar references to future periods.  These views involve risks and uncertainties that are difficult to predict and, accordingly, our actual results may differ materially from the results discussed in our forward-looking statements.  Our forward-looking statements contained herein speak only as of the date of this press release.  Factors or events that we cannot predict, including those described in the risk factors contained in our filings with the SEC, may cause our actual results to differ from those expressed in forward-looking statements. Ohr and the combined company may not actually achieve the plans, carry out the intentions or meet the expectations or projections disclosed in the forward-looking statements, and you should not place undue reliance on these forward-looking statements. Because such statements deal with future events and are based on Ohr’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Ohr or the combined company could differ materially from those described in or implied by the statements in this press release, including: the risk that the conditions to the closing of the transaction are not satisfied, including the failure to timely or at all obtain stockholder approval for the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each of Ohr and NeuBase to consummate the transaction; risks related to the combined company’s ability to correctly manage its operating expenses and its expenses; risks related to the market price of Ohr’s common stock relative to the exchange ratio; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger transaction; combined company’s plans to develop and commercialize its product candidates, including NT0100 and NT0200; the timing of initiation of combined company’s planned clinical trials; the timing of the availability of data from combined company’s clinical trials; the timing of any planned investigational new drug application or new drug application; combined company’s plans to research, develop and commercialize its current and future product candidates; the clinical utility, potential benefits and market acceptance of combined company’s product candidates; combined company’s commercialization, marketing and manufacturing capabilities and strategy; the combined company’s ability to protect its intellectual property position; and the requirement for additional capital to continue to advance these product candidates, which may not be available on favorable terms or at all, as well as those risks discussed under the heading "Risk Factors" in Ohr’s most recent Annual Report on Form 10-K, subsequent Quarterly Reports on Form 10-Q, and in any subsequent filings with the SEC. Except as otherwise required by law, Ohr disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

NeuBase Investor Contact:
Dan Ferry
Managing Director
LifeSci Advisors, LLC
Daniel@lifesciadvisors.com
OP: (617) 535-7746

NeuBase Media Contact:
Cait Williamson, Ph.D.
LifeSci Public Relations
cait@lifescipublicrelations.com
OP: (646) 751-4366

Ohr Pharmaceutical Contact:
Investor Relations
OP: 212-682-8452
ir@ohrpharmaceutical.com